MTU Aero Engines

07027935

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

SUPPL

München, 05.11.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of securities transactions by a member of the management board, dated October 4, 2007

2) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on October 10, 2007

3) Notification of securities transactions by a member of the management board, dated October 11, 2007

4) Notification of securities transactions by a member of the management board, dated October 18, 2007

5) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on October 22, 2007

6) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on October 22, 2007

7) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on October 22, 2007

8) Notification of a change of personnel in board of management

dw 11/15

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Vorstand:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

MTU Aero Engines

9) Correction of 6: Notification of a correction of the sale of a major shareholding in the Company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on October 29, 2007

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

Von: newsroom@dgap.de
Gesendet: Mittwoch, 10. Oktober 2007 17:02
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 04.10.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erlä uterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.06.2007 veröffentlichten bedingten Verkaufs vom 14.06.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 10.10.2007

Finanznachrichten übermittelt durch die DGAP
ID 3822

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	10.10.2007 16:58
Reuters	10.10.2007 16:58
vwd	10.10.2007 16:58

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

Dow Jones	10.10.2007 16:58
dpa-afx	10.10.2007 16:58
dgap.de	10.10.2007 16:58
FTD	10.10.2007 16:58

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	10.10.2007 16:58
Belgien	De Tijd	10.10.2007 16:58
Belgien	Belga	10.10.2007 16:58
Bulgarien	Pari	10.10.2007 16:58
Bulgarien	econ.bg	10.10.2007 16:58
Bulgarien	BTA	10.10.2007 16:58
Dänemark	Borsen	10.10.2007 16:58
Dänemark	ErhvervsBladet	10.10.2007 16:58
Estland	Postimees	10.10.2007 16:58
Estland	Eesti Ekspress	10.10.2007 16:58
Estland/Lettland/Litauen	BNS	10.10.2007 16:58
Finnland	Kauppalehti Oy	10.10.2007 16:58
Finnland	Helsingin Sanomat	10.10.2007 16:58
Frankreich	Les Echos	10.10.2007 16:58
Frankreich	boursier.com	10.10.2007 16:58
Frankreich	AFP	10.10.2007 16:58
Griechenland	Express	10.10.2007 16:58
Griechenland	Reporter.gr	10.10.2007 16:58

Griechenland	ANA	10.10.2007 16:58
Großbritannien	*The Financial Times*	*10.10.2007 16:58*
Großbritannien	FT.com	10.10.2007 16:58
Großbritannien/Irland	Press Association	10.10.2007 16:58
Irland	Irish Independent	10.10.2007 16:58
Irland	The Irish Times	10.10.2007 16:58
Island	Vidskiptabladid	10.10.2007 16:58
Island	mbl.is	10.10.2007 16:58
Italien	Il Sole 24 Ore	10.10.2007 16:58
Italien	AGI	10.10.2007 16:58
Kroatien	Poslovni dnevnik	10.10.2007 16:58
Kroatien	Banka magazine	10.10.2007 16:58
Kroatien	Hina	10.10.2007 16:58
Lettland	Dienas Bizness	10.10.2007 16:58
Lettland	FinanceNet	10.10.2007 16:58
Liechtenstein	Liechtensteiner Volksblatt	10.10.2007 16:58
Liechtenstein	Radio Liechtenstein	10.10.2007 16:58
Litauen	Verslo Zinios	10.10.2007 16:58
Luxemburg	Luxemburger Wort	10.10.2007 16:58
Luxemburg	wort.lu	10.10.2007 16:58
Malta	*Independent*	10.10.2007 16:58
Malta	The Times of Malta	10.10.2007 16:58
Niederlande	Financieele Dagblad	10.10.2007 16:58
Niederlande	IEX.nl	10.10.2007 16:58

Niederlande	ANP	10.10.2007 16:58
Norwegen	aftenposten.no	10.10.2007 16:58
Norwegen	Aftenposten	10.10.2007 16:58
Norwegen	NTB	10.10.2007 16:58
Polen	Gazeta Prawna	10.10.2007 16:58
Polen	Parkiet	10.10.2007 16:58
Polen	PAP	10.10.2007 16:58
Portugal	Expresso	10.10.2007 16:58
Portugal	Lusa	10.10.2007 16:58
Portugal	Diario Economico	10.10.2007 16:58
Rumänien	Capital	10.10.2007 16:58
Rumänien	Ziarul financiar	10.10.2007 16:58
Rumänien	Rompres	10.10.2007 16:58
Schweden	Dagens Industri	10.10.2007 16:58
Schweden	e24	10.10.2007 16:58
Schweden	TT	10.10.2007 16:58
Schweiz	AWP	10.10.2007 16:58
Schweiz	Finanz und Wirtschaft	10.10.2007 16:58
Schweiz	finanzinfo.ch	10.10.2007 16:58
Skandinavien / Baltikum	OMX Group	10.10.2007 16:58
Slowakei	Hospodarske noviny	10.10.2007 16:58
Slowakei	oPeniazoch	10.10.2007 16:58
Slowakei	TASR	10.10.2007 16:58
Slowenien	Finance	10.10.2007 16:58

Slowenien	Kapital (not daily)	10.10.2007 16:58
Slowenien	STA	10.10.2007 16:58
Spanien	La Gacetta	10.10.2007 16:58
Spanien	CincoDias	10.10.2007 16:58
Spanien	EFE	10.10.2007 16:58
Tschechische Republik	Hospodarske Noviny	10.10.2007 16:58
Tschechische Republik	hn.ihned.cz	10.10.2007 16:58
Tschechische Republik	CTK	10.10.2007 16:58
Ungarn	MTI	10.10.2007 16:58
Ungarn	magyartokepiac.hu	10.10.2007 16:58
Ungarn	Magyar Tokepiac	10.10.2007 16:58
Zypern	xak.com	10.10.2007 16:58
Zypern	CNA	10.10.2007 16:58
Zypern	Financial Mirror	10.10.2007 16:58
Österreich	WirtschaftsBlatt	10.10.2007 16:58
Österreich	wirtschaftsblatt.at	10.10.2007 16:58
Österreich	APA	10.10.2007 16:58

Von: newsroom@dgap.de

Gesendet: Mittwoch, 10. Oktober 2007 16:07

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

10.10.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Firma JPMorgan Asset Management UK Limited mit Sitz in London, United Kingdom, hat uns mit Schreiben vom 9. Oktober 2007 folgendes mitgeteilt:

According to § 21 para 1 WpHG this is to inform you that JPMorgan Asset Management UK Limited has fallen below the threshold of 3% of the voting rights of MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München, on the 4th October 2007 and now amounts to 2.91%

(1,601,845 shares) in relation to all shares of the respective voting shares. The voting rights are attributed to JPMorgan Asset Management UK Limited according to § 22 para 1 sentence 1 no. 6 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	10.10.2007 16:03
Reuters	10.10.2007 16:03
vwd	10.10.2007 16:03

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	10.10.2007 16:03
dpa-afx	10.10.2007 16:03

dgap.de	10.10.2007 16:03
FTD	10.10.2007 16:03

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	10.10.2007 16:04
Belgien	De Tijd	10.10.2007 16:04
Belgien	Belga	10.10.2007 16:04
Bulgarien	Pari	10.10.2007 16:04
Bulgarien	econ.bg	10.10.2007 16:04
Bulgarien	BTA	10.10.2007 16:04
Dänemark	Borsen	10.10.2007 16:04
Dänemark	ErhvervsBladet	10.10.2007 16:04
Estland	Postimees	10.10.2007 16:04
Estland	Eesti Ekspress	10.10.2007 16:04
Estland/Lettland/Litauen	BNS	10.10.2007 16:04
Finnland	Kauppalehti Oy	10.10.2007 16:04
Finnland	Helsingin Sanomat	10.10.2007 16:04
Frankreich	Les Echos	10.10.2007 16:04
Frankreich	boursier.com	10.10.2007 16:04
Frankreich	AFP	10.10.2007 16:04
Griechenland	Express	10.10.2007 16:04
Griechenland	Reporter.gr	10.10.2007 16:04
Griechenland	ANA	10.10.2007 16:04
Großbritannien	The Financial Times	10.10.2007 16:04

	Großbritannien	FT.com	10.10.2007 16:04
	Großbritannien/Irland	Press Association	10.10.2007 16:04
	Irland	Irish Independent	10.10.2007 16:04
	Irland	The Irish Times	10.10.2007 16:04
	Island	Vidskiptabladid	10.10.2007 16:04
	Island	mbl.is	10.10.2007 16:04
	Italien	Il Sole 24 Ore	10.10.2007 16:04
	Italien	AGI	10.10.2007 16:04
	Kroatien	Poslovni dnevnik	10.10.2007 16:04
	Kroatien	Banka magazine	10.10.2007 16:04
	Kroatien	Hina	10.10.2007 16:04
	Lettland	Dienas Bizness	10.10.2007 16:04
	Lettland	FinanceNet	10.10.2007 16:04
	Liechtenstein	Liechtensteiner Volksblatt	10.10.2007 16:04
	Liechtenstein	Radio Liechtenstein	10.10.2007 16:04
	Litauen	Verslo Zinios	10.10.2007 16:04
	Luxemburg	Luxemburger Wort	10.10.2007 16:04
	Luxemburg	wort.lu	10.10.2007 16:04
	Malta	Independent	10.10.2007 16:04
	Malta	The Times of Malta	10.10.2007 16:04
	Niederlande	Financieele Dagblad	10.10.2007 16:04
	Niederlande	IEX.nl	10.10.2007 16:04
	Niederlande	ANP	10.10.2007 16:04
	Norwegen	aftenposten.no	10.10.2007 16:04

Norwegen	Aftenposten	10.10.2007 16:04
Norwegen	NTB	10.10.2007 16:04
Polen	Gazeta Prawna	10.10.2007 16:04
Polen	Parkiet	10.10.2007 16:04
Polen	PAP	10.10.2007 16:04
Portugal	Expresso	10.10.2007 16:04
Portugal	Lusa	10.10.2007 16:04
Portugal	Diario Economico	10.10.2007 16:04
Rumänien	Capital	10.10.2007 16:04
Rumänien	Ziarul financiar	10.10.2007 16:04
Rumänien	Rompres	10.10.2007 16:04
Schweden	Dagens Industri	10.10.2007 16:04
Schweden	e24	10.10.2007 16:04
Schweden	TT	10.10.2007 16:04
Schweiz	AWP	10.10.2007 16:04
Schweiz	Finanz und Wirtschaft	10.10.2007 16:04
Schweiz	finanzinfo.ch	10.10.2007 16:04
Skandinavien / Baltikum	OMX Group	10.10.2007 16:04
Slowakei	Hospodarske noviny	10.10.2007 16:04
Slowakei	oPeniazoch	10.10.2007 16:04
Slowakei	TASR	10.10.2007 16:04
Slowenien	Finance	10.10.2007 16:04
Slowenien	Kapital (not daily)	10.10.2007 16:04
Slowenien	STA	10.10.2007 16:04

Spanien	La Gacetta	10.10.2007 16:04
Spanien	CincoDias	10.10.2007 16:04
Spanien	EFE	10.10.2007 16:04
Tschechische Republik	Hospodarske Noviny	10.10.2007 16:04
Tschechische Republik	hn.ihned.cz	10.10.2007 16:04
Tschechische Republik	CTK	10.10.2007 16:04
Ungarn	MTI	10.10.2007 16:04
Ungarn	magyartokepiac.hu	10.10.2007 16:04
Ungarn	Magyar Tokepiac	10.10.2007 16:04
Zypern	xak.com	10.10.2007 16:04
Zypern	CNA	10.10.2007 16:04
Zypern	Financial Mirror	10.10.2007 16:04
Österreich	WirtschaftsBlatt	10.10.2007 16:04
Österreich	wirtschaftsblatt.at	10.10.2007 16:04
Österreich	APA	10.10.2007 16:04

FISCHER, Christiane

Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

---

Von: FERINO, Petra
Gesendet: Mittwoch, 17. Oktober 2007 17:30
An: HEINLE, Claudia; FISCHER, Christiane
Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

Mit freundlichen Grüßen

Petra Ferino
MTU Aero Engines GmbH
Sekretariat AR
Dachauer Str. 665
80995 Muenchen
Germany

Tel +49 (0)89 14 89-62 30
Fax +49 (0)89 14 89-5814
mailto:petra.ferino@muc.mtu.de
http://www.mtu.de

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Mittwoch, 17. Oktober 2007 17:20
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 11.10.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erlä uterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.06.2007 veröffentlichten bedingten Verkaufs vom 14.06.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 17.10.2007

Finanznachrichten übermittelt durch die DGAP
ID 3885

-

Ende der Mitteilung

inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	17.10.2007 17:16
	Reuters	17.10.2007 17:16
vwd:	vwd	17.10.2007 17:16

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	17.10.2007 17:16
	dpa-afx	17.10.2007 17:16
	dgap.de	17.10.2007 17:16
	FTD	17.10.2007 17:16

Europäsiche Medien:

Land	Medium	Zuleitung

	Belgien	L'Echo	17.10.2007 17:16
	Belgien	De Tijd	17.10.2007 17:16
	Belgien	Belga	17.10.2007 17:16
	Bulgarien	Pari	17.10.2007 17:16
	Bulgarien	econ.bg	17.10.2007 17:16
	Bulgarien	BTA	17.10.2007 17:16
	Dänemark	Borsen	17.10.2007 17:16
	Dänemark	ErhvervsBladet	17.10.2007 17:16
	Estland	Postimees	17.10.2007 17:16
	Estland	Eesti Ekspress	17.10.2007 17:16
	Estland/Lettland/Litauen	BNS	17.10.2007 17:16
	Finnland	Kauppalehti Oy	17.10.2007 17:16
	Finnland	Helsingin Sanomat	17.10.2007 17:16
	Frankreich	Les Echos	17.10.2007 17:16
	Frankreich	boursier.com	17.10.2007 17:16
	Frankreich	AFP	17.10.2007 17:16
	Griechenland	Express	17.10.2007 17:16
	Griechenland	Reporter.gr	17.10.2007 17:16
	Griechenland	ANA	17.10.2007 17:16
	Großbritannien	The Financial Times	17.10.2007 17:16
	Großbritannien	FT.com	17.10.2007 17:16
	Großbritannien/Irland	Press Association	17.10.2007 17:16
	Irland	Irish Independent	17.10.2007 17:16
	Irland	The Irish Times	17.10.2007 17:16

Island	Vidskiptabladid	17.10.2007 17:16
Island	mbl.is	17.10.2007 17:16
Italien	Il Sole 24 Ore	17.10.2007 17:16
Italien	AGI	17.10.2007 17:16
Kroatien	Poslovni dnevnik	17.10.2007 17:16
Kroatien	Banka magazine	17.10.2007 17:16
Kroatien	Hina	17.10.2007 17:16
Lettland	Dienas Bizness	17.10.2007 17:16
Lettland	FinanceNet	17.10.2007 17:16
Liechtenstein	Liechtensteiner Volksblatt	17.10.2007 17:16
Liechtenstein	Radio Liechtenstein	17.10.2007 17:16
Litauen	Verslo Zinios	17.10.2007 17:16
Luxemburg	Luxemburger Wort	17.10.2007 17:16
Luxemburg	wort.lu	17.10.2007 17:16
Malta	Independent	17.10.2007 17:16
Malta	The Times of Malta	17.10.2007 17:16
Niederlande	Financieele Dagblad	17.10.2007 17:16
Niederlande	IEX.nl	17.10.2007 17:16
Niederlande	ANP	17.10.2007 17:16
Norwegen	aftenposten.no	17.10.2007 17:16
Norwegen	Aftenposten	17.10.2007 17:16
Norwegen	NTB	17.10.2007 17:16
Polen	Gazeta Prawna	17.10.2007 17:16
Polen	Parkiet	17.10.2007 17:16

	Polen	PAP	17.10.2007 17:16
	Portugal	Expresso	17.10.2007 17:16
	Portugal	Lusa	17.10.2007 17:16
	Portugal	Diario Economico	17.10.2007 17:16
	Rumänien	Capital	17.10.2007 17:16
	Rumänien	Ziarul financiar	17.10.2007 17:16
	Rumänien	Rompres	17.10.2007 17:16
	Schweden	Dagens Industri	17.10.2007 17:16
	Schweden	e24	17.10.2007 17:16
	Schweden	TT	17.10.2007 17:16
	Schweiz	AWP	17.10.2007 17:16
	Schweiz	Finanz und Wirtschaft	17.10.2007 17:16
	Schweiz	finanzinfo.ch	17.10.2007 17:16
	Skandinavien / Baltikum	OMX Group	17.10.2007 17:16
	Slowakei	Hospodarske noviny	17.10.2007 17:16
	Slowakei	oPeniazoch	17.10.2007 17:16
	Slowakei	TASR	17.10.2007 17:16
	Slowenien	Finance	17.10.2007 17:16
	Slowenien	Kapital (not daily)	17.10.2007 17:16
	Slowenien	STA	17.10.2007 17:16
	Spanien	La Gacetta	17.10.2007 17:16
	Spanien	CincoDias	17.10.2007 17:16
	Spanien	EFE	17.10.2007 17:16
	Tschechische Republik	Hospodarske Noviny	17.10.2007 17:16

	Tschechische Republik	hn.ihned.cz	17.10.2007 17:16
	Tschechische Republik	CTK	17.10.2007 17:16
	Ungarn	MTI	17.10.2007 17:16
	Ungarn	magyartokepiac.hu	17.10.2007 17:16
	Ungarn	Magyar Tokepiac	17.10.2007 17:16
	Zypern	xak.com	17.10.2007 17:16
	Zypern	CNA	17.10.2007 17:16
	Zypern	Financial Mirror	17.10.2007 17:16
	Österreich	WirtschaftsBlatt	17.10.2007 17:16
	Österreich	wirtschaftsblatt.at	17.10.2007 17:16
	Österreich	APA	17.10.2007 17:16

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Mittwoch, 24. Oktober 2007 17:04
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung



EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 18.10.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erlä uterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.06.2007 veröffentlichten bedingten Verkaufs vom 14.06.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 24.10.2007

Finanznachrichten übermittelt durch die DGAP
ID 3957

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	24.10.2007 17:01
	Reuters	24.10.2007 17:01
vwd:	vwd	24.10.2007 17:01

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

Dow Jones	24.10.2007 17:01
dpa-afx	24.10.2007 17:01
dgap.de	24.10.2007 17:01
FTD	24.10.2007 17:01

Europäische Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	24.10.2007 17:01
Belgien	De Tijd	24.10.2007 17:01
Belgien	Belga	24.10.2007 17:01
Bulgarien	Pari	24.10.2007 17:01
Bulgarien	econ.bg	24.10.2007 17:01
Bulgarien	BTA	24.10.2007 17:01
Dänemark	Borsen	24.10.2007 17:01
Dänemark	ErhvervsBladet	24.10.2007 17:01
Estland	Postimees	24.10.2007 17:01
Estland	Eesti Ekspress	24.10.2007 17:01
Estland/Lettland/Litauen	BNS	24.10.2007 17:01
Finnland	Kauppalehti Oy	24.10.2007 17:01
Finnland	Helsingin Sanomat	24.10.2007 17:01
Frankreich	Les Echos	24.10.2007 17:01
Frankreich	boursier.com	24.10.2007 17:01
Frankreich	AFP	24.10.2007 17:01
Griechenland	Express	24.10.2007 17:01
Griechenland	Reporter.gr	24.10.2007 17:01

Griechenland	ANA	24.10.2007 17:01
Großbritannien	The Financial Times	24.10.2007 17:01
Großbritannien	FT.com	24.10.2007 17:01
Großbritannien/Irland	Press Association	24.10.2007 17:01
Irland	Irish Independent	24.10.2007 17:01
Irland	The Irish Times	24.10.2007 17:01
Island	Vidskiptabladid	24.10.2007 17:01
Island	mbl.is	24.10.2007 17:01
Italien	Il Sole 24 Ore	24.10.2007 17:01
Italien	AGI	24.10.2007 17:01
Kroatien	Poslovni dnevnik	24.10.2007 17:01
Kroatien	Banka magazine	24.10.2007 17:01
Kroatien	Hina	24.10.2007 17:01
Lettland	Dienas Bizness	24.10.2007 17:01
Lettland	FinanceNet	24.10.2007 17:01
Liechtenstein	Liechtensteiner Volksblatt	24.10.2007 17:01
Liechtenstein	Radio Liechtenstein	24.10.2007 17:01
Litauen	Verslo Zinios	24.10.2007 17:01
Luxemburg	Luxemburger Wort	24.10.2007 17:01
Luxemburg	wort.lu	24.10.2007 17:01
Malta	Independent	24.10.2007 17:01
Malta	The Times of Malta	24.10.2007 17:01
Niederlande	Financieele Dagblad	24.10.2007 17:01
Niederlande	IEX.nl	24.10.2007 17:01

Niederlande	ANP	24.10.2007 17:01
Norwegen	aftenposten.no	24.10.2007 17:01
Norwegen	Aftenposten	24.10.2007 17:01
Norwegen	NTB	24.10.2007 17:01
Polen	Gazeta Prawna	24.10.2007 17:01
Polen	Parkiet	24.10.2007 17:01
Polen	PAP	24.10.2007 17:01
Portugal	Expresso	24.10.2007 17:01
Portugal	Lusa	24.10.2007 17:01
Portugal	Diario Economico	24.10.2007 17:01
Rumänien	Capital	24.10.2007 17:01
Rumänien	Ziarul financiar	24.10.2007 17:01
Rumänien	Rompres	24.10.2007 17:01
Schweden	Dagens Industri	24.10.2007 17:01
Schweden	e24	24.10.2007 17:01
Schweden	TT	24.10.2007 17:01
Schweiz	AWP	24.10.2007 17:01
Schweiz	Finanz und Wirtschaft	24.10.2007 17:01
Schweiz	finanzinfo.ch	24.10.2007 17:01
Skandinavien / Baltikum	OMX Group	24.10.2007 17:01
Slowakei	Hospodarske noviny	24.10.2007 17:01
Slowakei	oPeniazoch	24.10.2007 17:01
Slowakei	TASR	24.10.2007 17:01
Slowenien	Finance	24.10.2007 17:01

Slowenien	Kapital (not daily)	24.10.2007 17:01
Slowenien	STA	24.10.2007 17:01
Spanien	La Gacetta	24.10.2007 17:01
Spanien	CincoDias	24.10.2007 17:01
Spanien	EFE	24.10.2007 17:01
Tschechische Republik	Hospodarske Noviny	24.10.2007 17:01
Tschechische Republik	hn.ihned.cz	24.10.2007 17:01
Tschechische Republik	CTK	24.10.2007 17:01
Ungarn	MTI	24.10.2007 17:01
Ungarn	magyartokepiac.hu	24.10.2007 17:01
Ungarn	Magyar Tokepiac	24.10.2007 17:01
Zypern	xak.com	24.10.2007 17:01
Zypern	CNA	24.10.2007 17:01
Zypern	Financial Mirror	24.10.2007 17:01
Österreich	WirtschaftsBlatt	24.10.2007 17:01
Österreich	wirtschaftsblatt.at	24.10.2007 17:01
Österreich	APA	24.10.2007 17:01

Von: newsroom@dgap.de

Gesendet: Montag, 22. Oktober 2007 17:37

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

22.10.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Firma JPMorgan Asset Management UK Limited mit Sitz in London, United Kingdom, hat uns mit Schreiben vom 17. Oktober 2007 folgendes mitgeteilt:

'According to § 21 para 1 WpHG this is to inform you that JPMorgan Asset Management UK Limited has exceeded the threshold of 3% of the voting rights of MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München on the 12th October 2007 and now amounts to 3.004%

(1,651,974 shares) in relation to all shares of the respective voting shares. The voting rights are attributed to JPMorgan Asset Management UK Limited according to § 22 para 1 sentence 1 no. 6 WpHG.'

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

-

Ende der Mitteilung

DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	22.10.2007 17:35
	Reuters	22.10.2007 17:35
vwd:	vwd	22.10.2007 17:35

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	22.10.2007 17:35
	dpa-afx	22.10.2007 17:35

dgap.de	22.10.2007 17:35	
FTD	22.10.2007 17:35	

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	22.10.2007 17:35
Belgien	De Tijd	22.10.2007 17:35
Belgien	Belga	22.10.2007 17:35
Bulgarien	Pari	22.10.2007 17:35
Bulgarien	econ.bg	22.10.2007 17:35
Bulgarien	BTA	22.10.2007 17:35
Dänemark	Borsen	22.10.2007 17:35
Dänemark	ErhvervsBladet	22.10.2007 17:35
Estland	Postimees	22.10.2007 17:35
Estland	Eesti Ekspress	22.10.2007 17:35
Estland/Lettland/Litauen	BNS	22.10.2007 17:35
Finnland	Kauppalehti Oy	22.10.2007 17:35
Finnland	Helsingin Sanomat	22.10.2007 17:35
Frankreich	Les Echos	22.10.2007 17:35
Frankreich	boursier.com	22.10.2007 17:35
Frankreich	AFP	22.10.2007 17:35
Griechenland	Express	22.10.2007 17:35
Griechenland	Reporter.gr	22.10.2007 17:35
Griechenland	ANA	22.10.2007 17:35
Großbritannien	The Financial Times	22.10.2007 17:35

Großbritannien	FT.com	22.10.2007 17:35
Großbritannien/Irland	Press Association	22.10.2007 17:35
Irland	Irish Independent	22.10.2007 17:35
Irland	The Irish Times	22.10.2007 17:35
Island	Vidskiptabladid	22.10.2007 17:35
Island	mbl.is	22.10.2007 17:35
Italien	Il Sole 24 Ore	22.10.2007 17:35
Italien	AGI	22.10.2007 17:35
Kroatien	Poslovni dnevnik	22.10.2007 17:35
Kroatien	Banka magazine	22.10.2007 17:35
Kroatien	Hina	22.10.2007 17:35
Lettland	Dienas Bizness	22.10.2007 17:35
Lettland	FinanceNet	22.10.2007 17:35
Liechtenstein	Liechtensteiner Volksblatt	22.10.2007 17:35
Liechtenstein	Radio Liechtenstein	22.10.2007 17:35
Litauen	Verslo Zinios	22.10.2007 17:35
Luxemburg	Luxemburger Wort	22.10.2007 17:35
Luxemburg	wort.lu	22.10.2007 17:35
Malta	Independent	22.10.2007 17:35
Malta	The Times of Malta	22.10.2007 17:35
Niederlande	Financieele Dagblad	22.10.2007 17:35
Niederlande	IEX.nl	22.10.2007 17:35
Niederlande	ANP	22.10.2007 17:35
Norwegen	aftenposten.no	22.10.2007 17:35

Norwegen	Aftenposten	22.10.2007 17:35
Norwegen	NTB	22.10.2007 17:35
Polen	Gazeta Prawna	22.10.2007 17:35
Polen	Parkiet	22.10.2007 17:35
Polen	PAP	22.10.2007 17:35
Portugal	Expresso	22.10.2007 17:35
Portugal	Lusa	22.10.2007 17:35
Portugal	Diario Economico	22.10.2007 17:35
Rumänien	Capital	22.10.2007 17:35
Rumänien	Ziarul financiar	22.10.2007 17:35
Rumänien	Rompres	22.10.2007 17:35
Schweden	Dagens Industri	22.10.2007 17:35
Schweden	e24	22.10.2007 17:35
Schweden	TT	22.10.2007 17:35
Schweiz	AWP	22.10.2007 17:35
Schweiz	Finanz und Wirtschaft	22.10.2007 17:35
Schweiz	finanzinfo.ch	22.10.2007 17:35
Skandinavien / Baltikum	OMX Group	22.10.2007 17:35
Slowakei	Hospodarske noviny	22.10.2007 17:35
Slowakei	oPeniazoch	22.10.2007 17:35
Slowakei	TASR	22.10.2007 17:35
Slowenien	Finance	22.10.2007 17:35
Slowenien	Kapital (not daily)	22.10.2007 17:35
Slowenien	STA	22.10.2007 17:35

Spanien	La Gacetta	22.10.2007 17:35
Spanien	CincoDias	22.10.2007 17:35
Spanien	EFE	22.10.2007 17:35
Tschechische Republik	Hospodarske Noviny	22.10.2007 17:35
Tschechische Republik	hn.ihned.cz	22.10.2007 17:35
Tschechische Republik	CTK	22.10.2007 17:35
Ungarn	MTI	22.10.2007 17:35
Ungarn	magyartokepiac.hu	22.10.2007 17:35
Ungarn	Magyar Tokepiac	22.10.2007 17:35
Zypern	xak.com	22.10.2007 17:35
Zypern	CNA	22.10.2007 17:35
Zypern	Financial Mirror	22.10.2007 17:35
Österreich	WirtschaftsBlatt	22.10.2007 17:35
Österreich	wirtschaftsblatt.at	22.10.2007 17:35
Österreich	APA	22.10.2007 17:35

Von: newsroom@dgap.de

Gesendet: Montag, 22. Oktober 2007 17:33

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

22.10.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Firma Schroders plc mit Sitz in London, England, hat uns mit Schreiben vom 18. Oktober 2007 folgendes mitgeteilt:

'Please be aware that Schroders plc is the parent company of Schroder Administration Limited, which is itself the parent of Schroder Investment Management Limited. The registered address for all three companies is 31 Gresham Street, London EC2V 7QA.

We, Schroders plc, and Schroder Administration Limited, write to advise you in accordance with sec. 21 para. 1 WpHG that our shareholding in MTU Aero Engines Holdings went below the 5% threshold and amounted to 4.931% (equivalent to 2,711,829 shares of 55,000,000 total shares) on 15 October 2007. These voting rights are in their entirety attributable to Schroder Administration Limited pursuant to sec. 22 para. 1 sent. 1 no. 6 and sent. 2 and 3 WpHG.

We, Schroder Investment Management Ltd. write to advise you in accordance with sec. 21 para. 1 WpHG that our shareholding in MTU Aero Engines Holdi ngs went below the 5% threshold and amounted to 4.931% (equivalent to 2,711,829 shares of 55,000,000 total shares) on 15 October 2007. These voting rights are in their entirety attributable to Schroder Investment Management Ltd. pursuant to sec. 22 para. 1 sent. 1 no. 6 WpHG.

We, Schroder Investment Management Ltd, write to advise you, in accordance with EU Transparency directive that our shareholding in MTU Aero Engines Holdings AG Bundesanstalt für Finanzdienstleistungsaufsicht, Bereich Wertpapieraufsicht, Lurgiallee 12, 60439 Frankfurt, Germany crossed below the 5% threshold on 15 October 2007. Our holding of 2,711,829 represents some 4.931% of the total number of MTU Aero Engines Holdings AG shares in issue, namely 55,000,000. These shares are attributed to us according to section 22, paragraph 1, sentence 1, number 6 of the Wertpapierhandelsgesetz.'

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
—	Bloomberg	22.10.2007 17:31

Reuters	22.10.2007 17:31
vwd	22.10.2007 17:31

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	22.10.2007 17:31
dpa-afx	22.10.2007 17:31
dgap.de	22.10.2007 17:31
FTD	22.10.2007 17:31

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	22.10.2007 17:31
Belgien	De Tijd	22.10.2007 17:31
Belgien	Belga	22.10.2007 17:31
Bulgarien	Pari	22.10.2007 17:31
Bulgarien	econ.bg	22.10.2007 17:31
Bulgarien	BTA	22.10.2007 17:31
Dänemark	Borsen	22.10.2007 17:31
Dänemark	ErhvervsBladet	22.10.2007 17:31
Estland	Postimees	22.10.2007 17:31
Estland	Eesti Ekspress	22.10.2007 17:31
Estland/Lettland/Litauen	BNS	22.10.2007 17:31
Finnland	Kauppalehti Oy	22.10.2007 17:31
Finnland	Helsingin Sanomat	22.10.2007 17:31
Frankreich	Les Echos	22.10.2007 17:31

	Frankreich	boursier.com	22.10.2007 17:31
	Frankreich	AFP	22.10.2007 17:31
	Griechenland	Express	22.10.2007 17:31
	Griechenland	Reporter.gr	22.10.2007 17:31
	Griechenland	ANA	22.10.2007 17:31
	Großbritannien	The Financial Times	22.10.2007 17:31
	Großbritannien	FT.com	22.10.2007 17:31
	Großbritannien/Irland	Press Association	22.10.2007 17:31
	Irland	Irish Independent	22.10.2007 17:31
	Irland	The Irish Times	22.10.2007 17:31
	Island	Vidskiptabladid	22.10.2007 17:31
	Island	mbl.is	22.10.2007 17:31
	Italien	Il Sole 24 Ore	22.10.2007 17:31
	Italien	AGI	22.10.2007 17:31
	Kroatien	Poslovni dnevnik	22.10.2007 17:31
	Kroatien	Banka magazine	22.10.2007 17:31
	Kroatien	Hina	22.10.2007 17:31
	Lettland	Dienas Bizness	22.10.2007 17:31
	Lettland	FinanceNet	22.10.2007 17:31
	Liechtenstein	Liechtensteiner Volksblatt	22.10.2007 17:31
	Liechtenstein	Radio Liechtenstein	22.10.2007 17:31
	Litauen	Verslo Zinios	22.10.2007 17:31
	Luxemburg	Luxemburger Wort	22.10.2007 17:31
	Luxemburg	wort.lu	22.10.2007 17:31

Malta	Independent	22.10.2007 17:31
Malta	The Times of Malta	22.10.2007 17:31
Niederlande	Financieele Dagblad	22.10.2007 17:31
Niederlande	IEX.nl	22.10.2007 17:31
Niederlande	ANP	22.10.2007 17:31
Norwegen	aftenposten.no	22.10.2007 17:31
Norwegen	Aftenposten	22.10.2007 17:31
Norwegen	NTB	22.10.2007 17:31
Polen	Gazeta Prawna	22.10.2007 17:31
Polen	Parkiet	22.10.2007 17:31
Polen	PAP	22.10.2007 17:31
Portugal	Expresso	22.10.2007 17:31
Portugal	Lusa	22.10.2007 17:31
Portugal	Diario Economico	22.10.2007 17:31
Rumänien	Capital	22.10.2007 17:31
Rumänien	Ziarul financiar	22.10.2007 17:31
Rumänien	Rompres	22.10.2007 17:31
Schweden	Dagens Industri	22.10.2007 17:31
Schweden	e24	22.10.2007 17:31
Schweden	TT	22.10.2007 17:31
Schweiz	AWP	22.10.2007 17:31
Schweiz	Finanz und Wirtschaft	22.10.2007 17:31
Schweiz	finanzinfo.ch	22.10.2007 17:31
Skandinavien / Baltikum	OMX Group	22.10.2007 17:31

Slowakei	Hospodarske noviny	22.10.2007 17:31
Slowakei	oPeniazoch	22.10.2007 17:31
Slowakei	TASR	22.10.2007 17:31
Slowenien	Finance	22.10.2007 17:31
Slowenien	Kapital (not daily)	22.10.2007 17:31
Slowenien	STA	22.10.2007 17:31
Spanien	La Gacetta	22.10.2007 17:31
Spanien	CincoDias	22.10.2007 17:31
Spanien	EFE	22.10.2007 17:31
Tschechische Republik	Hospodarske Noviny	22.10.2007 17:31
Tschechische Republik	hn.ihned.cz	22.10.2007 17:31
Tschechische Republik	CTK	22.10.2007 17:31
Ungarn	MTI	22.10.2007 17:31
Ungarn	magyartokepiac.hu	22.10.2007 17:31
Ungarn	Magyar Tokepiac	22.10.2007 17:31
Zypern	xak.com	22.10.2007 17:31
Zypern	CNA	22.10.2007 17:31
Zypern	Financial Mirror	22.10.2007 17:31
Österreich	WirtschaftsBlatt	22.10.2007 17:31
Österreich	wirtschaftsblatt.at	22.10.2007 17:31
Österreich	APA	22.10.2007 17:31

Von: newsroom@dgap.de
Gesendet: Montag, 22. Oktober 2007 17:27
An: FERINO, Petra
Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

22.10.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Threadneedle Asset Management Limited mit Sitz in London, United Kingdom, hat uns mit Schreiben vom 18. Oktober 2007 folgendes mitgeteilt:

'The following notification is made in the names of Threadneedle Asset Management Limited and Threadneedle Asset Management Holdings Limited, both with registered seat at 60 St. Mary Axe, London EC3A 8JQ, United Kingdom and in the name of Ameriprise Financial, Inc., 200 Ameriprise

Financial Center, Minneapolis, MN 55474, USA.

Ameriprise Financial Inc. is the parent company of Threadneedle Asset Management Holdings Limited, which is the parent company of Threadneedle Asset Management Limited.

Please be advised that on 16 October 2007 the share of voting stocks of the above mentioned companies in MTU Aero Engines Holding AG, Dachauer Street 665, 80995 Munich, Germany, went below the threshold of 3% of the total voting stocks of the company.

The percentage of voting rights of Threadneedle Asset Management Lim ited in MTU Aero Engines Holding AG at 16 October 2007 amounted to 2.909% (1,600,027 shares). These voting rights are in their entirety attributable to Threadneedle Asset Management Limited pursuant to § 22 para. 1 sent. 1 No. 6 WpHG.

The percentage of voting rights of Threadneedle Asset Management Holdings Limited in MTU Aero Engines Holding AG at 16 October 2007 amounted to 2.909% (1,600,027 shares). These voting rights are in their entirety attributable to Threadneedle Asset Management Holdings Limited pursuant to § 22 para. 1 sent. 1 No. 6 sent. 2 and sent. 3 WpHG.

The percentage of voting rights of Ameriprise Financial, Inc. in MTU Aero Engines Holding AG at 16 October 2007 amounted to 2,927% (1,609,781 shares). These voting rights are in their entirety attributable to Ameriprise Financial, Inc. pursuant to § 22 para. 1 sent. 1 No. 6, sent. 2 and sent. 3 WpHG.'

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache: Deutsch
Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung

	Bloomberg	22.10.2007 17:25
	Reuters	22.10.2007 17:25
vwd:	vwd	22.10.2007 17:25

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	22.10.2007 17:25
dpa-afx	22.10.2007 17:25
dgap.de	22.10.2007 17:25
FTD	22.10.2007 17:25

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	22.10.2007 17:25
Belgien	De Tijd	22.10.2007 17:25
Belgien	Belga	22.10.2007 17:25
Bulgarien	Pari	22.10.2007 17:25
Bulgarien	econ.bg	22.10.2007 17:25
Bulgarien	BTA	22.10.2007 17:25
Dänemark	Borsen	22.10.2007 17:25
Dänemark	ErhvervsBladet	22.10.2007 17:25
Estland	Postimees	22.10.2007 17:25
Estland	Eesti Ekspress	22.10.2007 17:25
Estland/Lettland/Litauen	BNS	22.10.2007 17:25
Finnland	Kauppalehti Oy	22.10.2007 17:25
Finnland	Helsingin Sanomat	22.10.2007 17:25

Frankreich	Les Echos	22.10.2007 17:25
Frankreich	boursier.com	22.10.2007 17:25
Frankreich	AFP	22.10.2007 17:25
Griechenland	Express	22.10.2007 17:25
Griechenland	Reporter.gr	22.10.2007 17:25
Griechenland	ANA	22.10.2007 17:25
Großbritannien	The Financial Times	22.10.2007 17:25
Großbritannien	FT.com	22.10.2007 17:25
Großbritannien/Irland	Press Association	22.10.2007 17:25
Irland	Irish Independent	22.10.2007 17:25
Irland	The Irish Times	22.10.2007 17:25
Island	Vidskiptabladid	22.10.2007 17:25
Island	mbl.is	22.10.2007 17:25
Italien	Il Sole 24 Ore	22.10.2007 17:25
Italien	AGI	22.10.2007 17:25
Kroatien	Poslovni dnevnik	22.10.2007 17:25
Kroatien	Banka magazine	22.10.2007 17:25
Kroatien	Hina	22.10.2007 17:25
Lettland	Dienas Bizness	22.10.2007 17:25
Lettland	FinanceNet	22.10.2007 17:25
Liechtenstein	Liechtensteiner Volksblatt	22.10.2007 17:25
Liechtenstein	Radio Liechtenstein	22.10.2007 17:25
Litauen	Verslo Zinios	22.10.2007 17:25
Luxemburg	Luxemburger Wort	22.10.2007 17:25

Luxemburg	wort.lu	22.10.2007 17:25
Malta	Independent	22.10.2007 17:25
Malta	The Times of Malta	22.10.2007 17:25
Niederlande	Financieele Dagblad	22.10.2007 17:25
Niederlande	IEX.nl	22.10.2007 17:25
Niederlande	ANP	22.10.2007 17:25
Norwegen	aftenposten.no	22.10.2007 17:25
Norwegen	Aftenposten	22.10.2007 17:25
Norwegen	NTB	22.10.2007 17:25
Polen	Gazeta Prawna	22.10.2007 17:25
Polen	Parkiet	22.10.2007 17:25
Polen	PAP	22.10.2007 17:25
Portugal	Expresso	22.10.2007 17:25
Portugal	Lusa	22.10.2007 17:25
Portugal	Diario Economico	22.10.2007 17:25
Rumänien	Capital	22.10.2007 17:25
Rumänien	Ziarul financiar	22.10.2007 17:25
Rumänien	Rompres	22.10.2007 17:25
Schweden	Dagens Industri	22.10.2007 17:25
Schweden	e24	22.10.2007 17:25
Schweden	TT	22.10.2007 17:25
Schweiz	AWP	22.10.2007 17:25
Schweiz	Finanz und Wirtschaft	22.10.2007 17:25
Schweiz	finanzinfo.ch	22.10.2007 17:25

Skandinavien / Baltikum	OMX Group	22.10.2007 17:25
Slowakei	Hospodarske noviny	22.10.2007 17:25
Slowakei	oPeniazoch	22.10.2007 17:25
Slowakei	TASR	22.10.2007 17:25
Slowenien	Finance	22.10.2007 17:25
Slowenien	Kapital (not daily)	22.10.2007 17:25
Slowenien	STA	22.10.2007 17:25
Spanien	La Gacetta	22.10.2007 17:25
Spanien	CincoDias	22.10.2007 17:25
Spanien	EFE	22.10.2007 17:25
Tschechische Republik	Hospodarske Noviny	22.10.2007 17:25
Tschechische Republik	hn.ihned.cz	22.10.2007 17:25
Tschechische Republik	CTK	22.10.2007 17:25
Ungarn	MTI	22.10.2007 17:25
Ungarn	magyartokepiac.hu	22.10.2007 17:25
Ungarn	Magyar Tokepiac	22.10.2007 17:25
Zypern	xak.com	22.10.2007 17:25
Zypern	CNA	22.10.2007 17:25
Zypern	*Financial* Mirror	22.10.2007 17:25
Österreich	WirtschaftsBlatt	22.10.2007 17:25
Österreich	wirtschaftsblatt.at	22.10.2007 17:25
Österreich	APA	22.10.2007 17:25

Stefan Weingartner to become MTU's new President and CEO, Commercial Maintenance

Bernd Kessler will leave the company at the end of October

Munich, October 18, 2007 – Dr. Stefan Weingartner (46) will become MTU Aero Engines' new President and CEO, Commercial Maintenance, effective November 1, 2007. MTU's Supervisory Board nominated him to the position in a meeting held in the evening of October 18, 2007. Weingartner succeeds Bernd Kessler, who will join Switzerland-based aircraft maintenance, repair and overhaul company SR Technics to become its CEO.

Weingartner has been serving as MTU's Senior Vice President, Defence Programmes since 2002, being responsible for all of the company's government business, including its activities in the engine programs for the Eurofighter/Typhoon, the Airbus A400M military transport, the Tiger helicopter and other aircraft. In this role, he has also been in charge of MTU's military repair and overhaul business. Weingartner, who holds a doctorate degree in Engineering and an MBA, has been involved in the aerospace industry for 18 years. At former DaimlerChrysler Aerospace, he for several years headed the company's North Asia operations, including the sales and marketing activities, before he was appointed President of newly established EADS Japan Co., Ltd.

MTU's Supervisory Board Chairman Johannes P. Huth said: "With the extensive senior management experience Stefan Weingartner has gained in the aviation industry, he combines all the skills it takes to fulfil this role successfully. He has international experience and a keen customer focus, and is thoroughly familiar with MTU's markets, products, and services. I'd like to thank Bernd Kessler for his three years of service to MTU. During his tenure, he has put the commercial maintenance business on a growth track."

MTU Aero Engines is Germany's leading engine manufacturer and ranks among the major players in the business. It operates affiliates in all significant markets and regions. In the commercial area, the company is the world's leading independent provider of engine maintenance services. In the military arena, MTU is the industrial lead company for practically all engines flown by the country's armed forces and an important partner in major European engine programs. Having carved out leading positions in engine technologies, the company excels in high-pressure compressors, low-pressure turbines, engine control units, as well as manufacturing and repair techniques.

Contact for media representatives:

Eckhard Zanger
Senior Vice President Corporate Communications and Investor Relations
Tel.: + 49 89 14 89-91 13
Fax: + 49 89 14 89-21 72

Contact for investors and analysts:

Inka Koljonen
Director Investor Relations
Tel.: + 49 89 14 89-83 13
Fax: + 49 89 14 89-9 50 62

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Montag, 29. Oktober 2007 17:05
An: FERINO, Petra
Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung *einer* Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung (Korrektur der Meldung vom 22. Oktober 2007, 17:33 Uhr)

29.10.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Firma Schroders plc mit Sitz in London, England, hat uns mit Schreiben vom 25. Oktober 2007 folgendes mitgeteilt:

'Please be aware that Schroders plc. is the parent company of Schroder Administration Limited,

which itself is the parent company of Schroder Investment Management Limited.

We, Schroders plc. write to advise you, in accordance with sec. 21 para. 1 WpHG that our shareholding in MTU Aero Engines Holding AG, (Dachauer Straße 665, 80995 München, Germany) went below the 5% threshold and amounted to 4.931% (equivalent to 2,711,829 shares of 55,000,000 total shares) on 15 October 2007. These voting rights are in their entirety attributable to Schroders plc. pursuant to sec. 22 para. 1 sent. 1 no. 6 and sent. 2 and 3 WpHG.

We, Schroder Administration Limited, write to advise you in accordance with sec. 21 para. 1 WpHG that our shareholding in MTU Aero Engines Holding AG, (Dachauer Straße 665, 80995 München, Germany) went below the 5% threshold a nd amounted to 4.931% (equivalent to 2,711,829 shares of 55,000,000 total shares) on 15 October 2007. These voting rights are in their entirety attributable to Schroder Administration Limited pursuant to sec. 22 para. 1 sent. 1 no. 6 and sent. 2 and 3 WpHG.

We, Schroder Investment Management Ltd., write to advise you in accordance with sec. 21 para. 1 WpHG that our shareholding in MTU Aero Engines Holding AG, (Dachauer Straße 665, 80995 München, Germany) went below the 5% threshold and amounted to 4.931% (equivalent to 2,711,829 shares of 55,000,000 total shares) on 15 October 2007. These voting rights are in their entirety attributable to Schroder Investment Management Ltd. pursuant to sec. 22 para. 1 sent. 1 no. 6 WpHG.'

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung

	Reuters	29.10.2007 17:02
vwd:	vwd	29.10.2007 17:02

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	29.10.2007 17:02
dpa-afx	29.10.2007 17:02
dgap.de	29.10.2007 17:02
FTD	29.10.2007 17:02

Europäische Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	29.10.2007 17:02
Belgien	De Tijd	29.10.2007 17:02
Belgien	Belga	29.10.2007 17:02
Bulgarien	Pari	29.10.2007 17:02
Bulgarien	econ.bg	29.10.2007 17:02
Bulgarien	BTA	29.10.2007 17:02
Dänemark	Borsen	29.10.2007 17:02
Dänemark	ErhvervsBladet	29.10.2007 17:02
Estland	Postimees	29.10.2007 17:02
Estland	Eesti Ekspress	29.10.2007 17:02
Estland/Lettland/Litauen	BNS	29.10.2007 17:02
Finnland	Kauppalehti Oy	29.10.2007 17:02
Finnland	Helsingin Sanomat	29.10.2007 17:02
Frankreich	Les Echos	29.10.2007 17:02

Frankreich	boursier.com	29.10.2007 17:02
Frankreich	AFP	29.10.2007 17:02
Griechenland	Express	29.10.2007 17:02
Griechenland	Reporter.gr	29.10.2007 17:02
Griechenland	ANA	29.10.2007 17:02
Großbritannien	The Financial Times	29.10.2007 17:02
Großbritannien	FT.com	29.10.2007 17:02
Großbritannien/Irland	Press Association	29.10.2007 17:02
Irland	Irish Independent	29.10.2007 17:02
Irland	The Irish Times	29.10.2007 17:02
Island	Vidskiptabladid	29.10.2007 17:02
Island	mbl.is	29.10.2007 17:02
Italien	Il Sole 24 Ore	29.10.2007 17:02
Italien	AGI	29.10.2007 17:02
Kroatien	Poslovni dnevnik	29.10.2007 17:02
Kroatien	Banka magazine	29.10.2007 17:02
Kroatien	Hina	29.10.2007 17:02
Lettland	Dienas Bizness	29.10.2007 17:02
Lettland	FinanceNet	29.10.2007 17:02
Liechtenstein	Liechtensteiner Volksblatt	29.10.2007 17:02
Liechtenstein	Radio Liechtenstein	29.10.2007 17:02
Litauen	Verslo Zinios	29.10.2007 17:02
Luxemburg	Luxemburger Wort	29.10.2007 17:02
Luxemburg	wort.lu	29.10.2007 17:02

Malta	Independent	29.10.2007 17:02
Malta	The Times of Malta	29.10.2007 17:02
Niederlande	Financieele Dagblad	29.10.2007 17:02
Niederlande	IEX.nl	29.10.2007 17:02
Niederlande	ANP	29.10.2007 17:02
Norwegen	aftenposten.no	29.10.2007 17:02
Norwegen	Aftenposten	29.10.2007 17:02
Norwegen	NTB	29.10.2007 17:02
Polen	Gazeta Prawna	29.10.2007 17:02
Polen	Parkiet	29.10.2007 17:02
Polen	PAP	29.10.2007 17:02
Portugal	Expresso	29.10.2007 17:02
Portugal	Lusa	29.10.2007 17:02
Portugal	Diario Economico	29.10.2007 17:02
Rumänien	Capital	29.10.2007 17:02
Rumänien	Ziarul financiar	29.10.2007 17:02
Rumänien	Rompres	29.10.2007 17:02
Schweden	Dagens Industri	29.10.2007 17:02
Schweden	e24	29.10.2007 17:02
Schweden	TT	29.10.2007 17:02
Schweiz	AWP	29.10.2007 17:02
Schweiz	Finanz und Wirtschaft	29.10.2007 17:02
Schweiz	finanzinfo.ch	29.10.2007 17:02
Skandinavien / Baltikum	OMX Group	29.10.2007 17:02

Slowakei	Hospodarske noviny	29.10.2007 17:02
Slowakei	oPeniazoch	29.10.2007 17:02
Slowakei	TASR	29.10.2007 17:02
Slowenien	Finance	29.10.2007 17:02
Slowenien	Kapital (not daily)	29.10.2007 17:02
Slowenien	STA	29.10.2007 17:02
Spanien	La Gacetta	29.10.2007 17:02
Spanien	CincoDias	29.10.2007 17:02
Spanien	EFE	29.10.2007 17:02
Tschechische Republik	Hospodarske Noviny	29.10.2007 17:02
Tschechische Republik	hn.ihned.cz	29.10.2007 17:02
Tschechische Republik	CTK	29.10.2007 17:02
Ungarn	MTI	29.10.2007 17:02
Ungarn	magyartokepiac.hu	29.10.2007 17:02
Ungarn	Magyar Tokepiac	29.10.2007 17:02
Zypern	xak.com	29.10.2007 17:02
Zypern	CNA	29.10.2007 17:02
Zypern	Financial Mirror	29.10.2007 17:02
Österreich	WirtschaftsBlatt	29.10.2007 17:02
Österreich	wirtschaftsblatt.at	29.10.2007 17:02
Österreich	APA	29.10.2007 17:02

END